RESIGNATION

I, Antonio B Castillo, do hereby tender my resignation from the Board of Directors, an any and all directorships, executives offices, and other positions held by me of DOUBLE CROWN RESOURCES, INC., effective as of the date hereof.

Date: July 15, 2014

Antonio B Castillo

MIGUEL LEAL
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
03 16 2016

7-15-2014